May 30, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549

Attn:	Bonnie Baynes Angela Connell Tyler Howes Joshua Gorsky

Re:	Helix Acquisition Corp. II Draft Registration Statement on Form S-4 Submitted April 15, 2015 CIK No. 0001869105

Ladies and Gentlemen:

On behalf of Helix Acquisition Corp. II, a Cayman Islands exempted company (“Helix”), and TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT” and together with Helix, the “Co-Registrants”), we are writing to submit the joint responses of Helix and BBOT to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above referenced Draft Registration Statement on Form S-4 submitted on April 15, 2025 (the “Draft Registration Statement”), contained in the Staff’s letter dated May 12, 2025 (the “Comment Letter”).

The Co-Registrants have submitted via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects their joint responses to the comments contained in the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form S-4

Questions and Answers about the Business Combination

Q: How do the Sponsor, Cormorant and Helix’s officers and directors intend to vote?, page xxxvii

1.	Please disclose if any consideration was received by the shareholders who have agreed to vote in favor of the merger agreement.

Response: The Co-Registrants have revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment to disclose that no consideration has been or will be paid by Helix or BBOT to the Helix Insiders in connection with their agreements to vote in favor of the Business Combination Agreement.

Risk Factors

The third parties upon whom BBOT relies for the supply of the active pharmaceutical ingredients…, page 81

2.	Please revise this risk factor to name the sole source suppliers BBOT currently relies upon and clarify if BBOT has entered into any supply agreements with them.

Response: The Co-Registrants have revised the risk factor on page 81 to disclose that BBOT has entered into master services agreements in the ordinary course with the applicable sole source suppliers on terms customary in the industry for similarly-situated biopharmaceutical companies, but it has not disclosed the names of these suppliers. BBOT respectfully advises the Staff that it does not believe it is required to name the suppliers because neither the identities of the suppliers nor BBOT’s agreements with them are material. As indicated in the revised disclosure, the agreements were entered into in the ordinary course. Moreover, the applicable agreements are contracts that ordinarily accompany the kind of business conducted by BBOT and other similarly situated clinical-stage biotechnology companies, and BBOT’s business is not substantially dependent on any of these agreements, individually or in the aggregate, because none of the suppliers provides a volume of materials or unique services that BBOT could not replace in the event the relationship were terminated or such supplier were otherwise unable to perform its obligations.

Background of the Business Combination, page 126

3.	We note your disclosure on page 127 that the “board of directors of Company A and Helix were unable to reach mutually agreeable terms, and Helix’s offer to enter into the letter of intent expired without further pursuit by Helix.” Please revise your disclosure to provide further details about the discussions that Helix had with Company A, including, but not limited to, the reasons why the parties were unable to reach mutually agreeable terms.

Response: The Co-Registrants have revised the disclosure on page 127 of Amendment No. 1 in response to the Staff’s comment.

4.	We note your disclosure that in “late 2024, in light of clinical data emerging at an accelerated timeline, Helix[’s] management team started considering BBOT as a potential target candidate[.]” Please revise your disclosure to specify the clinical data that emerged at this time that led Helix’s management team to consider BBOT as a potential target.

Response: The Co-Registrants have revised the disclosure on page 128 of Amendment No. 1 and throughout Amendment No. 1 in response to the Staff’s comment.

5.	We note your disclosure that “Helix derived the pre-transaction equity value proposed by considering the clinical progress that had been made since the BBOT Series B Financing and the relative valuations for similar clinical stage companies contemplating initial public offerings in 2025.” Please revise your disclosure to identify the “similar clinical stage companies” referenced here.

Response The Co-Registrants have revised the disclosure on page 128 of Amendment No. 1 in response to the Staff’s comment.

The Transaction Committee’s and Helix Board’s Reasons for the Approval of the Business Combination, page 134

6.	We note your disclosure that the “Transaction Committee and Helix Board believe that BBOT has multiple clinical assets with anticipated value inflection points over the next 9 to 18 months[.]” Please revise your disclosure to specify what the Committee and the Board believe the “anticipated value inflection points” will be.

Response: The Co-Registrants have revised the disclosure on page 135 of Amendment No. 1 in response to the Staff’s comment.

Opinion of Lincoln International LLC, page 141

7.	Disclose any instructions received by Lincoln International LLC from Helix or the Sponsor, and any limitations imposed by Helix or the Sponsor, on the scope of the activities conducted by Lincoln in connection with the fairness opinion. Refer to Item 1607(b)(6) of Regulation S-K.

Response: The Co-Registrants have revised the disclosure on page 130 of Amendment No. 1 in response to the Staff’s comment to include a description of the instructions provided to Lincoln International LLC (“Lincoln”) by the Transaction Committee. The Co-Registrants advise the Staff that there were no limitations imposed by Helix, the Sponsor or the Transaction Committee on the scope of activities conducted by Lincoln in connection with its engagement as financial advisor to the Transaction Committee.

Selected Public Companies Analysis, page 145

8.	Please revise your table on page 145 to identify the material metrics applicable to each public company selected. In addition, please revise to discuss how Lincoln considered the differing stages of operations when comparing BBOT to the selected companies. For example, explain if any adjustments to the final enterprise value were made based on the fact that BBOT does not yet have any products approved for commercial sale.

Response: The Co-Registrants have revised the disclosure on page 145 of Amendment No. 1 in response to the Staff’s comment to include additional financial metrics for each of the selected public companies. The Co-Registrants advise the Staff that no adjustments were made to the final enterprise values of the selected public companies, Helix, or BBOT.

The Co-Registrants also advise the Staff that the quantitative and qualitative factors considered by Lincoln in its review of the selected public companies and its comparison of BBOT to the selected public companies are listed in the paragraph following the table on pages 145-146 of Amendment No. 1, including, but not limited to: (i) total number and efficacy of compounds in development or currently commercialized, (ii) development stage of compounds (e.g., Phase 1, Phase 2, etc.), (iii) commercialization year, (iv) patient population, and (v) consensus peak revenue, based on consensus equity research analyst estimates, public filings and Lincoln’s experience and professional judgment.

9.	Please clarify whether any of the selected public companies that Lincoln evaluated became public through a business combination with a special purpose acquisition company. Similarly, please clarify whether any of the selected M&A transactions or the selected capital raise transactions that Lincoln evaluated involved a special purpose acquisition company. If not, please explain the reasons why such comparisons were not made.

Response: The Co-Registrants advise the Staff that none of the selected public companies that Lincoln evaluated became public through a business combination with a special purpose acquisition company, and none of the selected M&A transactions or selected capital raise transactions that Lincoln evaluated involved a special purpose acquisition company. In performing its selected public companies analysis, selected M&A transactions analysis, and selected capital raise transactions analysis, Lincoln selected publicly traded drug development companies focused on targeting RAS and other precision oncology drug development.

Lincoln advised the Transaction Committee that, in selecting the public companies, M&A transactions, and capital raise transactions to include in its financial analysis, Lincoln used its professional judgment and experience in determining which companies and transactions were comparable to BBOT and the proposed business combination with Helix for purposes of its evaluation, based on the factors listed on page 146 of Amendment No. 1, including, but not limited to: (i) total number and efficacy of compounds in development or currently commercialized, (ii) development stage of compounds (e.g., Phase 1, Phase 2, etc.), (iii) commercialization year, (iv) patient population, and (v) consensus peak revenue, based on consensus equity research analyst estimates and public filings. In addition, Lincoln considered the factors listed on pages 146-147 of Amendment No. 1, including, but not limited to: (a) the total number of compounds, (b) the development stage of such compounds and (c) the comparability of such compounds to BBO-8520, BBO-10203 and BBO-11818 or other factors that, for purposes of Lincoln’s analysis, may be considered similar to the proposed business combination between BBOT and Helix. Lincoln used its professional judgment and experience and its expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of its analysis, may be considered similar to those of BBOT. In Lincoln’s professional judgment and experience, the fact that a company became public through a combination with a special purpose acquisition company, or a transaction involved a special purpose acquisition company, was not a material factor in determining the comparability of the selected public companies, selected M&A transactions, and selected capital raise transactions.

The Co-Registrants have added disclosure on pages 145-147 of Amendment No. 1 to clarify that none of the selected public companies that Lincoln evaluated became public through a business combination with a special purpose acquisition company, and none of the selected M&A transactions or selected capital raise transactions that Lincoln evaluated involved a special purpose acquisition company.

Dilution, page 235

10.	Please revise your dilution disclosure to clearly disclose how your historical net tangible book value (NTBV) was calculated. Please also separately quantify the components of both the numerator and denominator of your NTBV per share for each redemption scenario. In this regard, your tabular disclosure should show:

●	your historical net book value;

●	the nature and amounts of each source of dilution used to determine net tangible book value, as adjusted;

●	the number of shares used to determine net tangible book value per share, as adjusted; and

●	any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted

Refer to Item 1604(c) of Regulation S-K.

Response: The Co-Registrants have revised the disclosure on pages 236-238 of Amendment No. 1 in response to the Staff’s comment.

11.	In both your 75% and 100% of maximum redemption scenarios, you assume that the Minimum Cash Condition will not be met but that BBOT will waive this condition. We note your disclosure elsewhere, however, that it is your understanding that BBOT does not intend to waive the Minimum Cash Condition and accordingly, you may seek to obtain additional financing to meet the Minimum Cash Condition. To the extent that in these scenarios you anticipate obtaining additional financing in order to proceed with the business combination, the effects of this additional financing should be included in your dilution disclosure. Conversely, if you do not anticipate obtaining sufficient additional financing to meet the Minimum Cash Condition, your redemption scenarios should be adjusted such that your maximum redemption scenario represents the maximum amount of redemptions that could occur while also meeting the Minimum Cash Condition without additional financing. Please revise accordingly throughout your filing whenever redemption scenarios are provided.

Response: The Co-Registrants have revised the disclosures throughout Amendment No. 1 to remove the statements concerning BBOT’s intentions with respect to waiving the Minimum Cash Condition and seeking additional financing, as BBOT has not made any decision on whether it would waive the Minimum Cash Condition, and the parties have made no decision on whether they would seek additional financing if redemptions result in the Minimum Cash Condition not being satisfied, or the potential terms of such additional financing. In addition, the Co-Registrants have re-named the “Maximum Redemptions Scenario” to the “Full Redemptions Scenario,” and the footnote disclosure clearly indicates that both this scenario and the 75% Redemptions Scenario assume that BBOT, in its sole discretion, waives the Minimum Cash Condition and that no additional equity financing is obtained. The Co-Registrants believe that including these two scenarios allows investors to understand the consequences if BBOT, in its sole discretion, chooses to waive the Minimum Cash Condition and no additional equity financing is obtained.

Information about BBOT

BBOT’s Business, page 257

12.	We note your disclosure here and throughout your Prospectus stating, among other things, that your PI3Kα inhibitors enabled “potent” inhibition and showed “strong activity” against the ON-Form of KRAS G12C. Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are effective, as determinations of efficacy are solely within the authority of the FDA.

Response: The Co-Registrants have revised the disclosure on pages 260-263, 267, 271, 274-275 and 302 of Amendment No. 1 to remove references to BBO-8520 being “potent.” BBOT intends the disclosure on pages 262-263 to describe the scientific findings from preclinical studies of BBO-8520, and accordingly, has used the word “activity” to describe the in vitro data measured in terms of kinact/Ki and shown in the figure on page 263. BBOT believes this descriptor, when viewed in the context of the preclinical data discussion, makes clear that this is not a claim that BBO-8520 is safe or effective for a use for which it is under investigation. In addition, the use of “potency” relates solely to the design of the in vitro preclinical study presented on pages 262-263, and it is not intended as a claim that BBO-8520 is “potent” as described in the FDA’s licensing standards for biological products at 21 CFR Part 600 (which do not apply to BBO-8520, as a small molecule). Instead, this disclosure is intended to facilitate exchange of scientific information concerning BBO-8520, which is permitted by the FDA under 21 CFR 312.7.

Overview of BBO-8520 Program

Preclinical, page 260

13.	Please clarify if your preclinical testing that resulted in BBO8520 comparing “favorably” to sotorasib and adagrasib in ERK phosphorylation inhibition and 3D viability assays was the result of head-to-head testing. To the extent it was not, please remove this comparison.

Response: The Co-Registrants have revised the disclosure on page 263 of Amendment No. 1 in response to the Staff’s comment.

Clinical, page 262

14.	Please remove the statement on page 264 claiming that BBO-8520’s safety profile appeared “favorable” as safety determinations are within the sole discretion of the FDA and comparable foreign regulators.

Response: The Co-Registrants have revised the disclosure on page 266 of Amendment No. 1 in response to the Staff’s comment.

15.	Please revise to disclose the number of patients you have enrolled and intend to enroll in your ONKORAS-101 and BREAKER-101 Phase 1 studies.

Response: The Co-Registrants have revised the disclosure on pages 265 and 272-273 of Amendment No. 1 to disclose the planned enrollment numbers of the ONKORAS-101 and BREAKER-101 Phase 1 studies in response to the Staff’s comment. Due to the competitive landscape in which BBOT is operating and other ongoing clinical trials in the indications in which BBOT is developing its product candidates, the number of patients enrolled to date is highly confidential information and subject to change over time, and as such, BBOT has not included current enrollment numbers in Amendment No. 1 and does not intend to do so in its future public filings.

Overview of BBO-11818 Program

Preclinical, page 271

16.	Please revise to briefly discuss the material aspects of your trial design for your planned Phase 1 KONQUER-101 trial. Your revisions should include the number of patients you plan to enroll, current enrollment numbers and planned endpoints.

Response: The Co-Registrants have revised the disclosure on page 278 of Amendment No. 1 to disclose the planned enrollment numbers of the KONQUER-101 trial in response to the Staff’s comment. Due to the competitive landscape in which BBOT is operating and other ongoing clinical trials in the indications in which BBOT is developing its product candidate, the number of patients enrolled to date is highly confidential information and subject to change over time, and as such, BBOT has not included current enrollment numbers in Amendment No. 1 and does not intend to do so in its future public filings.

17.	We note your disclosure that the discovery of BBO-11818 was facilitated, in part, by “artificial intelligence learnings from [y]our KRAS G12C inhibitor program[.]” Please provide further details about the “artificial intelligence learnings” referenced here.

Response: The Co-Registrants have revised the disclosure on page 274 of Amendment No. 1 in response to the Staff’s comment.

License and Cooperative Research and Development Agreements, page 278

18.	Please revise to disclose the aggregate amounts paid to date under each licensing agreement discussed in this section.

Response: The Co-Registrants have revised the disclosure on pages 281-286 of Amendment No. 1 in response to the Staff’s comment.

19.	We note that several of the agreements discussed in this section require BBOT to pay a “minimum annual royalty” and a “mid double-digit percentage of certain non-royalty consideration received under a sublicense to a third party.” For each of these agreements, please disclose the amount that could be owed under the minimum annual royalty provision and specify the range for the non-royalty consideration within ten percentage points.

Response: The Co-Registrants have revised the disclosure on pages 282-286 of Amendment No. 1 in response to the Staff’s comment.

LLNS Cooperative Research and Development Agreement, page 278

20.	We note your disclosure that this agreement will expire on June 22, 2025 unless the parties mutually agree to extend the term. Please revise your disclosure to clarify if the parties have had any discussions to mutually extend the term of this agreement.

Response: The Co-Registrants have revised the disclosure on page 282 of Amendment No. 1 in response to the Staff’s comment.

Management of PubCo Following the Business Combination, page 313

21.	Please disclose if you intend to enter into new employment agreements with each of BBOT’s named executive officers following the business combination or if PubCo intends to assume the offer letter agreements BBOT previously entered into with management. If PubCo intends to assume the offer letter agreements, please file each agreement as an exhibit to this registration statement. Refer to Item 601 of Regulation S-K for guidance.

Response: The Co-Registrants have revised the disclosure on page 320 of Amendment No. 1 in response to the Staff’s comment. It is intended that the executive officers will enter into employment agreements with PubCo to be effective at the closing of the Business Combination. The Co-Registrants will summarize the terms of such new employment agreements in a subsequent amendment when the terms thereof are final. The Co-Registrants have also updated the exhibit index of Amendment No. 1 and plan to file such forms of employment agreements prior to the effectiveness of the Registration Statement.

General

22.	We note that you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of the Exchange Act Rule 14a-4.

Response: The Co-Registrants will file the form of preliminary proxy card as Annex N to the proxy statement/prospectus rather than as an exhibit to the Registration Statement.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP or Maggie L. Wong at (415) 733-6071 of Goodwin Procter LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Bihua Chen, Helix Acquisition Corp. II
Eli Wallace, TheRas, Inc.